FIRST AMENDMENT TO

SUB-ADVISORY AGREEMENT

This First Amendment dated as of December 27, 2017 (the “Amendment”) to the Sub-Advisory Agreement dated May 1, 2016 (the “Agreement”), is between Lincoln Investment Advisors Corporation, a Tennessee corporation (the “Adviser”), and SSGA Funds Management, Inc., a Massachusetts corporation (the “Sub-Adviser”).

WHEREAS, the Adviser currently serves as the investment adviser to the Funds listed on Schedule A of the Agreement pursuant to an investment management agreement dated April 30, 2007;

WHEREAS, pursuant to the Agreement, the Sub-Adviser provides sub-advisory services to the Funds; and

WHEREAS, the Adviser and the Sub-Adviser have agreed to reduce sub-advisory fees with respect to certain Funds under the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the Agreement is amended as follows:

1.	Schedule A shall be deleted and replaced with the attached Schedule A.

2.	All other terms and provisions of the Agreement not amended herein shall remain in full force and effect.

3.	This Agreement may be executed in two or more counterparts, which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers, as of the day and year first above written.

Lincoln Investment Advisors Corporation	SSGA Funds Management, Inc.

By: /s/ Jayson R. Bronchetti	By: /s/ Ellen M. Needham

Name: Jayson R. Bronchetti	Name: Ellen M. Needham

Title: President	Title: President

SCHEDULE A TO

SUBADVISORY AGREEMENT

DATED AS OF DECEMBER 27, 2017

Funds and Fee Schedules

The Adviser shall compensate the Sub-Adviser for services rendered to a Fund at the specified annual rate for such Fund as follows and as set forth in the table below and otherwise in accordance with the terms of this Agreement, as either may be amended from time to time:

[REDACTED]

2